UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 15, 2025, Multi Ways Holdings Limited, a Cayman Islands exempted company (the “Company”) completed the initial closing of (i) 9,000,000 ordinary shares (the “Shares”), par value $0.00025 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to 9,000,000 Ordinary Shares (the “Warrants”), at a purchase price of $0.165 per Ordinary Share and accompanying Warrant. The Warrants are exercisable for five years from issuance at an exercise price of $0.198 per share, pursuant to the subscription agreements (the “Subscription Agreements”), dated September 12, 2025, by and between the Company and certain investors named thereto.

The Company received $1,485,000 in gross proceeds in the initial closing, before deducting Placement Agent’s fees and accountable expenses and other estimated expenses. The Company intends to use the proceeds from this initial closing for working capital and general corporate purposes.

The Subscription Agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Shares, the Warrants and the Ordinary Shares underlying the Warrants were offered by the Company pursuant to a registration statement on Form F-1, as amended, (File No.333-286220) (the “Registration Statement”), previously filed on March 28, 2025 and declared effective by the Securities and Exchange Commission (the “SEC”) on September 10, 2025, which relates to the offering of up to (i) 18,000,000 Ordinary Shares and (ii) warrants to purchase up to 18,000,000 Ordinary Shares.

On September 12, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Spartan Capital Securities, LLC (“Spartan” or the “Placement Agent”), pursuant to which the Company engaged Spartan as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Warrants. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent (i) a placement agent fee in cash equal to five percent (5.0%) of the aggregate gross proceeds raised from in the Offering, and (ii) a non-accountable expense allowance equal to one percent (1.0%) of the aggregate gross proceeds of the Offering. The Company also agreed to reimburse the Placement Agent for legal and other expenses of Spartan’s counsel in connection with the Offering, subject to a maximum amount of $50,000. In addition, the Company agreed to bear certain other costs of the Offering, including, among others, exchange listing fees, “blue sky” filings, transfer taxes, printing and mailing expenses, and the fees and expenses of the Company’s accountants.

Under the Placement Agency Agreement, the Company further agreed that, for a period of ninety (90) days after the date of the Placement Agency Agreement (the “Lock-Up Period”), without the prior written consent of the Placement Agent, it will not, subject to customary exceptions, (i) offer, pledge, sell, contract to sell, or otherwise transfer or dispose of any shares of its capital stock or securities convertible into or exercisable or exchangeable for shares of capital stock, (ii) file any registration statement with the SEC relating to the offering of any such securities, (iii) complete any offering of debt securities (other than a line of credit with a traditional bank), or (iv) enter into any swap or similar arrangement that transfers the economic consequences of ownership of capital stock of the Company. These restrictions do not apply to (a) the securities issued in the Offering, (b) issuances upon exercise of options, warrants or other convertible securities outstanding as of the date of the Placement Agency Agreement and disclosed in the SEC Reports (as defined in the Placement Agency Agreement), (c) grants under the Company’s equity incentive plans disclosed in the SEC Reports or duly adopted thereafter, (d) any registration statement on Form S-8, or (e) securities issued in connection with mergers, acquisitions, joint ventures, licensing arrangements or other similar non-capital raising transactions, provided such shares are not registered under the Securities Act.

The foregoing are summaries of the Placement Agency Agreement, Warrants and Subscription Agreements. They do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 1.1, 4.1 and 10.1 respectively hereto and incorporated by reference herein.

On September 12, 2025, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On September 15, 2025, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

This Report is incorporated by reference into the registration statement on Form S-8 (File No. 333-275277) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on May 23, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
4.1	Form of Warrant
10.1	Form of Subscription Agreement
99.1	Press Release, dated September 12, 2025
99.2	Press Release, dated September 15, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2025	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Executive Director, Chairman and Chief Executive Officer (Principal Executive Officer)

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